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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51472

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/2018___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Essex Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 Boston Street, Unit 101
(No. and Street)

Topsfield	MA	01983
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice Charles   800-377-7964
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seigrist, Cree, Alessandri & Strauss, CPAs, P.C.
(Name – if individual state last, first, middle name)

20 Walnut Street	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Janice Charles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Securities LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MELISSA PALAZOLA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
December 9, 2022

Janice M Charles
Signature

Owner
Title

Melissa Palazola
Notary Public
Melissa Palazola exp. 12/9/22

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESSEX SECURITIES, LLC

FINANCIAL STATEMENTS
& Supplementary Information

DECEMBER 31, 2018

ESSEX SECURITIES, LLC

TABLE OF CONTENTS



Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm

To the Members' of
Essex Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Essex Securities, LLC as of December 31, 2018, the related statements of operations, changes in members' equity and cash flows for the year ended December 31, 2018, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Essex Securities, LLC, as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Essex Securities, LLC's management. Our responsibility is to express an opinion on Essex Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Essex Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 10), has been subjected to audit procedures performed in conjunction with the audit of Essex Securities, LLC's financial statements. The supplemental information is the responsibility of Essex Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cree Alessandri + Strauss

We have served as Essex Securities, LLC's auditor since December 31, 2014.

Cree Alessandri & Strauss CPAs LLC
February 19, 2019

1

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Essex Securities, Inc.
Statement of Financial Condition
December 31, 2018

Assets		
Current assets		
Cash and cash equivalents	$	100,639
Cash, restricted		25,000
Commissions receivable, net of $0 allowance		29,017
Other assets		511
Receivable from clearing brokers		1,108
Due from affiliate		2,000
Prepaid expenses		22,000
Total current assets		180,275
Equipment and furniture, at cost		48,005
Less: accumulated depreciation		(46,093)
		1,912
Total assets	$	182,187
Liabilities and Members' Equity		
Current liabilities		
Accounts payable and accrued expenses	$	29,264
Commissions payable		31,389
Due to affiliate		11,000
Deferred revenue		41,161
Total current liabilities		112,814
Members' equity		
Members' equity		69,373
Total members' equity		69,373
Total liabilities and member's equity	$	182,187

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Essex Securities, LLC
Statement of Operations
Year Ended December 31, 2018

Revenues:

Commission income - clearing	$	143,912
Commission income - other securities & insurance products		767,581
Other commission income		10,762
Reimbusred expense income		150,146
Interest income		114
Total revenue		1,072,515

Operating expenses:

Commission expense and related costs	594,108
Management fees	259,882
Professional fees	66,067
Regulatory expense	88,465
Insurance	41,203
Other operating expenses	32,209
Clearing charges	26,196
Occupancy	12,290
Computer software and repairs	26,816
Communications	25,991
Office expense	6,318
Licenses & permits	3,809
Travel and entertainment	10,000
Bank charges	4,936
Depreciation expense	3,104
Total operating expenses	1,201,394

Net Loss from operations	$	(128,879)

The Report of the Independent Registered Public Accounting Firm and
notes are an integral part of these financial statements.

3

Essex Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2018

Balance, January 1, 2018, as reported	$ 47,652
Member capital contribution	150,600
Net loss from operatoins	(128,879)
Balance, December 31, 2018	$ 69,373

The Report of the Independent Registered Public Accounting Firm and
notes are an integral part of these financial statements.

4

Essex Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities:	
Net loss from operations	$ (128,879)
Adjustments to reconcile loss to net cash provided/(used) by operating activities:	
Depreciation	3,104
(Increase) decrease in:	
Commissions receivable	(4,834)
Receivable from clearing brokers	6,334
Prepaid expenses	4,370
Due from affiliate	(2,000)
Other assets	(509)
(Decrease) increase in	
Due to member	(24,600)
Commissions payable	27,901
Deferred revenue	41,161
Due to affiliate	(3,786)
Accounts payable and accrued expenses	(14,076)
Net cash used by operating activities	(95,814)
Cash Flows from investing activities:	
Acquisition of equipment and furniture	(885)
Net cash used by investing activities	(885)
Cash flows from financing activities:	
Capital contribution	150,600
Net cash provided by financing activities	150,600
Net increase in cash and cash equivalents	53,901
Cash and cash equivalents, beginning of the year	46,738
Cash and cash equivalents, end of the year	$ 100,639
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Essex Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized under the laws of the State of Massachusetts on April 23, 1999 and is headquartered in Topsfield, Massachusetts. The company has three members of this LLC, one having 75% interest. The Company acts as a broker dealer in securities transactions for its customers and uses INTL FCStone Financial Inc. as its clearing broker. The company also has representatives who sell mutual funds, annuities, and alternative investments.

On October 19, 2018 the Company entered a Purchase Agreement with Pinnacle Holding Company, LLC to sell all of the membership interest of the Company to Pinnacle Holding Company, LLC. The transaction is contingent upon receiving FINRA approval under Rule 1017 application. As of December 31, 2018, the transaction was pending FINRA approval.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2018.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Managements Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Such estimates include useful lives and valuation of property and equipment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2018. The partnership tax returns for calendar year 2014 and prior are no longer subject to review by the taxing authorities.

Furniture. Equipment, and Leasehold Improvements

Acquisitions of property and equipment are stated at cost. Any expenditure for repairs, maintenance, renewals, and betterments that enhance the useful lives of the assets are capitalized and depreciated. Depreciation is provided based on accelerated and straight-line methods over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are 5 to 7 years and 8 years for computers.

NOTE 3 - Fair Value Measurements

The "Fair Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. FASB ASC 820 requires disclosures of the fair values of most financial instruments for which it is practicable to estimate that value. The scope of FASB ASC 820 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under FASB ASC 820 approximate the carrying amounts presented in the Statement of Financial Condition.

The three levels of the fair value hierarchy under FAS 157 and its applicability to the Company are described:

* Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities the Company has the ability to assess. As required by the FASB "Fair Value Measurements and Disclosures" topic, the Company does not adjust the quoted prices for these investments even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.
* Level 2 - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly for substantially the full term through corroborations with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to those investments.
* Level 3 – Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

    The Company did not have any assets or liabilities adjusted to fair value for the year ended December 31, 2018.

NOTE 4 - DEPOSITS WITH CLEARING ORGANIZATIONS

As required by its clearing organization, a deposit of $25,000 exists at INTL FCStone Financial Inc. Such amount is considered restricted cash at December 31, 2018.

NOTE 5 - EQUIPMENT AND FURNITURE

Depreciation expense for the year ended December 31, 2018 was $ 3,104. The Company uses the straight line method of depreciation.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $35,978, which was $28,457 in excess of its required net capital of $7,521. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 3.14 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 7- RELATED PARTY TRANSACTIONS

The Chief Operating Officer, Financial Operations Manager and three other employees are on the payroll of Investors Marketing Services, Inc. (IMS), a company owned and controlled by the 75% member of the Company. IMS pays their salaries, payroll taxes and health insurance and the expenses are recorded as management fees on the Company's books. For the year ended December 31, 2018 the company paid $259,882 in management fees to IMS.

NOTE 8 - RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis, or directly with Mutual Funds and Insurance Companies. At no time is the Company in possession of customer funds.

The Company has a $1,108 receivable from their clearing organization at December 31, 2018 which consists primarily of the Company's net commissions due from customer trades. The balance of commission's receivable of $29,017 is due from Mutual Funds and Insurance Companies.

NOTE 9 - FACILITY LEASE

The Company utilizes office spaced owned by the member. No rent was charged to the Company during the year ended December 31, 2018. Occupancy expense includes monthly condominium fees and utilities.

NOTE 10 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

Note 11 - Commitments and Contingencies

From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period.

Note 12 – Subsequent Events

Management has evaluated events and transactions after the date of the Statement of Financial Condition through February 19, 2019, which is the date the financial statements were available to be issued.

Essex Securities, Inc.
Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934

December 31, 2018

Net Capital:

Total members' equity qualified for net capital	$	69,373
Deduction for non-allowable assets		(33,395)
Net capital before haircuts		35,978
Less: Haircuts		-
Net capital		35,978
Minimum capital requirement		7,521
Excess net capital	$	28,457

Aggregate indebtness:

Liabilities	$	112,814
Ratio of aggregate indebtness to net capital		3.14 TO 1

Reconciliation with Company's computation (included
in part II of form X-17A-5 as of December 31, 2018)

> There are no material differences between the computations above
> and the computations included in the Company's corresponding
> unaudited Form X-17A-5 PartIIA filing.

Essex Securities, Inc.
Supplemental Schedule for:
Computation for Determination of Reserve Requirement &
Information Relating to the Possession or Control Requirements

December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through INTL FCStone Financial Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

      A. Computation for Determination of Reserve Requirement under Rule 15c3-3
      B. Information Relating to the Possession or Control Requirements under Rule 15c3-3

Cree Alessandri & Strauss
Certified Public Accountants LLC

**Review Report of Independent Registered Public Accounting Firm
(required by SEC Rule 17a-5 for a Broker-Dealer
claiming an exemption from SEC Rule 15c3-3)**

To: Members' of
Essex Securities, LLC

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Essex Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Essex Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) (exemption provisions) and (2) Essex Securities, LLC stated that Essex Securities, LLC met the identified exemption provisions throughout the most recent year ended December 31, 2018, without exception. Essex Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Essex Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cree Alessandri + Strauss

Cree Alessandri & Strauss CPAs LLC
February 19, 2019

12

Assertions Regarding Exemption Provisions

We, as members of management of Essex Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2018 to December 31, 2018.

Essex Securities, LLC

By: James M Charles

Title: Manager

Date: 2/25/2019

**Independent Registered Public Accounting Firm Report
on Agreed-Upon Procedures on schedule of
assessments and payments (Form SIPC 7)**

To the Members' of
Essex Securities, LLC
Topsfield, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the
SIPC Series 600 Rules, we have performed the procedures enumerated below, which were
agreed to by Essex Securities, LLC and the Securities Investor Protection Corporation (SIPC)
with respect to the accompanying General Assessment Reconciliation – (Form SIPC-7) of Essex
Securities, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating
Essex Securities, LLC compliance with the applicable instructions of the General Assessment
Reconciliation (Form SIPC-7). Essex Securities, LLC's management is responsible for the Essex
Securities, LLC's compliance with those requirements. This agreed- upon procedures
engagement was conducted in accordance with attestation standards established by the Public
Company Accounting Oversight Board (United States). The sufficiency of these procedures is
solely the responsibility of those parties specified in this report. Consequently, we make no
representation regarding the sufficiency of the procedures described below either for the purpose
for which this report has been requested or for any other purpose. The procedures we performed
and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
   disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5
   Part III for the year ended December 31, 2018 with the Total Revenue amount reported
   in Form SIPC-7 for the year ended December 31, 2018, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and
   workpapers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7
   and in the related schedules and working papers supporting the adjustments, noting
   no differences, and;

5. Compared the amount of any overpayment applied to the current assessment with the
   Form SIPC-7 on which it was originally computed, noting no differences.

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517   F: 781-480-1525   www.cascpallc.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cree Alessandri & Strauss

Cree Alessandri & Strauss CPAs LLC
February 19, 2019

Cree Alessandri & Strauss, Certified Public Accountants LLC
20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended December 31, 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-51472 FINRA DEC
Essex Securities LLC
218 Boston Street, Unit 101
Topsfield, MA 01983

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Beaton, 603-379-2478

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$216
B. Less payment made with SIPC-6 filed (exclude interest) 7/26/2018 Date Paid		(108)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		108
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$108
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$108	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Essex Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25 day of January, 20 19.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01 /20 18 and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,072,515

2b. Additions:

  (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  (2) Net loss from principal transactions in securities in trading accounts.

  (3) Net loss from principal transactions in commodities in trading accounts.

  (4) Interest and dividend expense deducted in determining item 2a.

  (5) Net loss from management of or participation in the underwriting or distribution of securities.

  (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

  (7) Net loss from securities in investment accounts.

      Total additions

2c. Deductions:

  (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 752,499

  (2) Revenues from commodity transactions.

  (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 26,196

  (4) Reimbursements for postage in connection with proxy solicitation.

  (5) Net gain from securities in investment accounts.

  (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Dollar for dollar expense reimbursement income 150,146

  (Deductions in excess of $100,000 require documentation)

  (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions 928,841

2d. SIPC Net Operating Revenues $ 143,673

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ 216

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